MainLine Securities LLC
(A wholly-owned limited liability company of Mainline Investment Partners LLC)

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm
December 31, 2024

MainLine Securities LLC
(A wholly-owned limited liability company of
Mainline Investment Partners LLC)

Statement of Financial Condition and Report of Independent Registered
Public Accounting Firm
December 31, 2024

MainLine Securities LLC
(A wholly-owned limited liability company of
Mainline Investment Partners LLC)

Contents

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
69544

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MainLine Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

308 East Lancaster Avenue, Suite 302

(No. and Street)

Wynnewood	**PA**	**19096**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donna Rittershausen	**(610) 896-3017**	**dritter@mainlineco.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP

(Name – if individual, state last, first, and middle name)

Nine Parkway North, Suite 200	**Deerfield**	**IL**	**60015**
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donna Rittershausen _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MainLine Securities LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Principal Manager/CEO
_____

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of MainLine Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MainLine Securities LLC (the "Company") as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP / Nine Parkway North **/** Suite 200 **/** Deerfield, IL 60015 **/ Phone** 847.282.6300 **/ marcumllp.com**

5

Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statement, the Company has suffered recurring losses from operations and related negative cash flows that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

We have served as the Company's auditor since 2021.

Marcum LLP

Deerfield, IL
February 19, 2025

Financial Statement

MainLine Securities LLC
(A wholly-owned limited liability company of Mainline Investment Partners LLC)

Statement of Financial Condition

December 31,		2024
Assets		
Cash	$	16,787
Prepaid expenses and other assets		18,550
Total Assets	$	35,337
Liabilities and Member's Capital		
Liabilities		
Accrued expenses	$	2,300
Due to affiliated entities		80
Total Liabilities		2,380
Member's Capital		32,957
Total Liabilities and Member's Capital	$	35,337

1. Organization

MainLine Securities LLC ("Company") was established on August 18, 2014 and is organized under the laws of the state of Delaware. Effective March 28, 2016, the Company registered as a broker-dealer under the Securities Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by MainLine Investment Partners LLC ("MLIP" or "Member"). The primary business of the Company is to provide assistance in capital raises for private placement offerings and with selling of various insurance products.

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of the selling of life insurance products and the private placement of securities. The Company has identified its Chief Compliance Officer, Donna Rittershausen, as the chief operating decision maker ("CODM"), who uses net capital to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether a member contribution is needed. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Income Taxes

The Company is a single-member Limited Liability Company and is treated as a disregarded entity for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, "Income Taxes". The Company's taxable income is reported in the tax return of its single member, MLIP.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant in the jurisdictions where it is required to file income tax returns requiring recognition in the statement of financial condition. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2024, management had not identified any potential subsequent events

that would have a material impact on unrecognized income tax benefits.The Company believes its tax status as a pass through entity would be sustained under Federal, state, or local income tax examination. The Company is subject to examination by taxing authorities in various jurisdictions. The open tax years subject to examination vary by jurisdiction but in general are the preceding three years. The Company is not currently under examination by any taxing authority.

3. Concentrations

Cash Balances

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company mitigates this risk by only depositing funds with a major institution and has not experienced any losses from maintaining cash account balances in excess of federally insured limits.

4. Related Party Transactions

Expense Sharing and Administrative Services Agreement

The Company has an expense sharing and administrative services agreement with its sole member, MLIP, Mainline Investment Advisers, LLC ("MLIA"), Merion Realty Advisers, LLC ("Merion"), and Mainline Private Wealth, LLC ("MLPW"). MLIP, MLIA, Merion, and MLPW are collectively referred to as "Mainline Provider Affiliates." Under the terms of the agreement, the Mainline Provider Affiliates employ personnel who provide services to the Company, including management oversight, back office, and similar support, or from time to time may fund certain other expenses related to the operations of the Company such as facility rental costs, computer and IT costs, among other, to the Company. During 2024, the Company incurred administrative fees to Mainline Provider Affiliates for amounts incurred under the agreement, $80 of which is payable as of December 31, 2024. In addition, the Company incurred broker dealer insurance expense from its sole member, $7,596 of which is prepaid at year end. The Due to affiliated entities and Prepaid expenses are included in the accompanying Statement of Financial Condition.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to net capital, both as defined, shall not exceed 1500%. At December 31, 2024, aggregate indebtedness was $2,380 and the ratio was 16.52%. At December 31, 2024, the Company had net capital, as defined, of $14,407, which was $9,407 in excess of its required net capital of $5,000.

6. Going Concern

The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statements in future periods. The Company has operated with recurring losses and related negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern for one year from the issuance date of the financial statements. As of January 31, 2025 the Company's cash balance was $65,187, which includes a capital contribution of

$20,000 made on January 24, 2025 by 3iCO Securities Holdings LLC as well as a $30,000 subordinated loan approved by FINRA as of January 28, 2025. Management of 3iCO Securities Holdings LLC, the Company's new parent, has expressed their commitment and ability to fund the Company to support ongoing operations as well as ensure capital compliance is maintained.

7. Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 19, 2025 the date the financial statements were issued. Based on this evaluation, no disclosures and/or adjustments were made to the financial statements. On January 1, 2025 (the "acquisition date"), all Company outstanding limited liability company interests ("Units") were sold by MLIP to 3iCO Securities Holdings LLC ("3iCO"), a Delaware limited liability company. 3iCO purchased the Units from MLIP free and clear of any encumbrances. As of the acquisition date, the Company will continue operations as 3iCO Securities, LLC and governance will be conducted as stated in the 3iCO Securities LLC Agreement. A Continuing Membership Application was filed with FINRA on December 2, 2024 to effect the ownership and name change as of January 1, 2025 and expand business operations. Although FINRA deemed the application substantially complete as of January 17, 2025, their review of the application is ongoing.